UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

EXCELLIGENCE LEARNING CORPORATION

(Name of the Issuer)

Excelligence Learning Corporation

Ron Elliott

Thoma Cressey Equity Partners Inc.

TC Partners VIII, L.P.

Thoma Cressey Fund VIII, L.P.

ELC Holdings Corporation

ELC Acquisition Corporation

Carl D. Thoma

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

300 684 107

(CUSIP Number of Class of Securities)

Ron Elliott Chief Executive Officer Excelligence Learning Corporation 2 Lower Ragsdale Drive, Suite 200 Monterey, California 93940 (831) 333-2000	Lee M. Mitchell Managing Partner Thoma Cressey Equity Partners Inc. 233 South Wacker Drive, 92nd Floor Chicago, Illinois 60606 (312) 777-4444

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:

Paul Tosetti, Esq. Jeffrey L. Kateman, Esq. Latham & Watkins LLP 633 West 5th Street, Suite 4000 Los Angeles, California 90071-2007 213-485-1234	Vikas Arora, Esq. Vice President, General Counsel and Secretary Excelligence Learning Corporation 2 Lower Ragsdale Drive, Suite 200 Monterey, California 93940-5743 (831) 333-2000

J. Hovey Kemp, Esq. Goodwin Procter LLP 901 New York Avenue, N.W. Washington, D.C. 20001 Tel. (202) 346-4000	Kathy A. Fields, Esq. Goodwin Procter LLP 53 State Street Boston, Massachusetts 02109 Tel. (617) 570-1000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Proposed Maximum Aggregate Value of Transaction*	Amount of Filing Fee**
$125,270,000	$13,404

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined by adding (a) the product of (i) 9,055,935 shares of common stock of Excelligence Learning Corporation (“Excelligence”) and (ii) $13.00, and (b) the product of (i) 720,449 shares of common stock of Excelligence subject to currently outstanding options to purchase Excelligence common stock and (ii) $13.00 minus weighted average price of $2.53 per share of outstanding options to purchase Excelligence common stock.
**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Transaction Value by 0.000107.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $13,404

Form or Registration No.: Schedule 14A

Filing Party: Excelligence Learning Corporation

Date Filed: August 18, 2006, as amended September 25, 2006, second amended October 17, 2006, third amended October 27, 2006 and further amended November 17, 2006.

Introduction

This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Statement” or this “Schedule 13E-3”) is being filed by (i) Excelligence Learning Corporation, a Delaware corporation (“Excelligence”), the issuer of the common stock, par value $0.01 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction; (ii) Thoma Cressey Equity Partners Inc., a Delaware corporation, TC Partners VIII, L.P., a Delaware limited partnership, Thoma Cressey Fund VIII, L.P., a Delaware limited partnership and the sole stockholder of ELC Holdings (as defined below) and Carl D. Thoma, an individual (collectively referred to as “Thoma Cressey”); (iii) ELC Holdings Corporation, a Delaware corporation (“ELC Holdings”); (iv) ELC Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of ELC Holdings (“ELC Acquisition”); and (v) Ron Elliott, an individual and director and Chief Executive Officer of Excelligence (collectively, the “Filing Persons”).

Pursuant to the Agreement and Plan of Merger, dated as of July 19, 2006, by and among ELC Holdings, ELC Acquisition and Excelligence (the “Merger Agreement”), ELC Acquisition agreed to merge with and into Excelligence, with Excelligence continuing as the surviving corporation (the “Merger”). In connection with the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held in the treasury, shares owned by ELC Holdings, ELC Acquisition, any wholly-owned subsidiary of Excelligence, ELC Acquisition or ELC Holdings or shares held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) will automatically be cancelled and converted into the right to receive $13.00 in cash, without interest and less any applicable withholding taxes.

The Merger Agreement provides that each option to purchase shares of Common Stock issued and outstanding immediately prior to the effective time of the Merger will fully vest and become exercisable. Upon consummation of the Merger, all such options will be accelerated and cancelled in exchange for the right to receive an amount in cash equal to (i) the number of shares of common stock subject to the option, multiplied by (ii) $13.00 minus the per share exercise price of the option, net of any applicable withholding and excise taxes. Upon surrender, these options will no longer be outstanding and will cease to exist, and each former holder of the option will cease to have any rights with respect thereto, other than the right to receive the consideration set forth in the Merger Agreement.

In connection with the Merger, Excelligence has entered into a Guaranty Agreement (the “Guaranty”) with Thoma Cressey Fund VIII, L.P. (“Fund VIII”). Under the Guaranty, Fund VIII irrevocably and unconditionally guarantees to Excelligence the prompt and complete payment and performance of the obligations of ELC Holdings and ELC Acquisition to Excelligence arising under the Merger Agreement; provided, however, that the maximum aggregate liability of the Fund VIII thereunder shall not exceed $15.0 million.

As a result of the Merger, current stockholders of Excelligence, other than Ron Elliott who will contribute a portion of his equity interests to ELC Holdings prior to the Merger, will cease to have ownership interests in Excelligence or rights as stockholders of the Company, and will not participate in any future earnings or growth of the Company or benefit from any appreciation in value of the Company.

Concurrently with the filing of this Statement, Excelligence is filing with the Securities and Exchange Commission (the “SEC”) a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the stockholders of Excelligence at which the stockholders of Excelligence will consider and vote upon, among other things, a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement requires the affirmative vote of stockholders holding at least a majority of the voting power of the shares of Common Stock outstanding and entitled to vote as of the close of business on the record date.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the Items of Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement.

All information contained in this Statement concerning any Filing Person has been provided by such Filing Person. The Filing Persons, however, may be found liable for all disclosures contained in this Schedule 13E-3.

The filing of this Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person that Excelligence is “controlled” by any Filing Person, or that any Filing Person is an “affiliate” of Excelligence within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1. Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2. Subject Company Information.

Regulation M-A Item 1002

(a)	Name and Address. The company’s name and the address and telephone number of its principal executive office are as follows:

Excelligence Learning Corporation

2 Lower Ragsdale Drive, Suite 200

Monterey, California 93940-5743

(831) 333-2000

(b)	Securities. The exact title and number of shares outstanding of the subject class of equity securities are as follows:

•	Common Stock, par value $.01 per share, of Excelligence Learning Corporation

•	9,055,935 shares outstanding as of August 14, 2006

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “IMPORTANT INFORMATION ABOUT EXCELLIGENCE — Market Price and Dividend Data” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “IMPORTANT INFORMATION ABOUT EXCELLIGENCE — Market Price and Dividend Data” is incorporated herein by reference.

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the caption “IMPORTANT INFORMATION ABOUT EXCELLIGENCE — Prior Public Offerings” is incorporated herein by reference.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“IMPORTANT INFORMATION ABOUT EXCELLIGENCE — Transactions in Shares

•	“IMPORTANT INFORMATION ABOUT THOMA CRESSEY, ELC HOLDINGS AND ELC ACQUISITION — Transactions in Shares”

Item 3. Identity and Background of Filing Persons.

Regulation M-A Item 1003 (a) — (c)

(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS — Applicability of Rules Related to ‘Going Private’ Transactions”

•	“IMPORTANT INFORMATION ABOUT EXCELLIGENCE — Directors and Executive Officers”

•	“IMPORTANT INFORMATION ABOUT EXCELLIGENCE — Security Ownership of Certain Beneficial Owners and Management”

•	“IMPORTANT INFORMATION ABOUT THOMA CRESSEY, ELC HOLDINGS AND ELC ACQUISITION”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“IMPORTANT INFORMATION ABOUT EXCELLIGENCE — Directors and Executive Officers”

•	“IMPORTANT INFORMATION ABOUT EXCELLIGENCE — Security Ownership of Certain Beneficial Owners and Management”

•	“IMPORTANT INFORMATION ABOUT THOMA CRESSEY, ELC HOLDINGS AND ELC ACQUISITION”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“IMPORTANT INFORMATION ABOUT EXCELLIGENCE — Directors and Executive Officers”

•	“IMPORTANT INFORMATION ABOUT THOMA CRESSEY, ELC HOLDINGS AND ELC ACQUISITION”

Item 4. Terms of the Transaction

Regulation M-A Item 1004 Items (a) and (c) — (f)

(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS”

•	“MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES”

•	“THE MERGER AGREEMENT AND THE MERGER (PROPOSAL 1)”

•	ANNEX A — Agreement and Plan of Merger by and among ELC Holdings, ELC Acquisition and Excelligence, dated July 19, 2006

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS — Certain Effects of the Merger”

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•	“THE MERGER AGREEMENT AND THE MERGER (PROPOSAL 1) — Indemnification and Insurance”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“APPRAISAL RIGHTS”

•	ANNEX D — Delaware General Corporate Law Section 262

(e)	Provisions for Unaffiliated Security Holders.

•	“SPECIAL FACTORS — Provisions for Unaffiliated Stockholders”

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005 (a) — (c) and (e)

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“IMPORTANT INFORMATION ABOUT EXCELLIGENCE — Transactions with Management and Others”

•	“IMPORTANT INFORMATION ABOUT EXCELLIGENCE — Transactions in Shares”

•	“IMPORTANT INFORMATION ABOUT THOMA CRESSEY, ELC HOLDINGS AND ELC ACQUISITION — Transactions in Shares”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS — Voting Agreement”

•	“SPECIAL FACTORS — Voting and Rollover Agreement”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS — Voting Agreement”

•	“SPECIAL FACTORS — Voting and Rollover Agreement”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS — Voting Agreement”

•	“SPECIAL FACTORS — Voting and Rollover Agreement”

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Items 1006 (b) and (c)(1) — (8)

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS — Certain Effects of the Merger”

•	“SPECIAL FACTORS — Deregistration of Excelligence Common Stock”

•	“THE MERGER AGREEMENT AND THE MERGER (PROPOSAL 1) — Structure of the Merger”

•	ANNEX A — Agreement and Plan of Merger by and among ELC Holdings, ELC Acquisition and Excelligence, dated July 19, 2006

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Purposes and Plans for Excelligence After the Merger”

•	“SPECIAL FACTORS — Certain Effects of the Merger”

•	“SPECIAL FACTORS — Effects on Excelligence if the Merger is Not Completed”

•	“SPECIAL FACTORS — Deregistration of Excelligence Common Stock”

•	“SPECIAL FACTORS — Source of Funds”

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS — Voting Agreement”

•	“SPECIAL FACTORS — Voting and Rollover Agreement”

•	“THE MERGER AGREEMENT AND THE MERGER (PROPOSAL 1)”

•	ANNEX A — Agreement and Plan of Merger by and among ELC Holdings, ELC Acquisition and Excelligence, dated July 19, 2006

Item 7. Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors”

•	“SPECIAL FACTORS — Purposes and Plans for Excelligence After the Merger”

•	“SPECIAL FACTORS — Deregistration of Excelligence Common Stock”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors”

•	“SPECIAL FACTORS — Purposes and Plans for Excelligence After the Merger”

•	“SPECIAL FACTORS — Effects on Excelligence if the Merger is Not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors”

•	“SPECIAL FACTORS — Opinion of Piper Jaffray & Co.”

•	“SPECIAL FACTORS — Purposes and Plans for Excelligence After the Merger”

•	“SPECIAL FACTORS — Effects on Excelligence if the Merger is Not Completed”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Purposes and Plans for Excelligence After the Merger”

•	“SPECIAL FACTORS — Certain Effects of the Merger”

•	“SPECIAL FACTORS — Deregistration of Excelligence Common Stock”

•	“SPECIAL FACTORS — Effects on Excelligence if the Merger is Not Completed”

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•	“MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES”

•	“THE MERGER AGREEMENT AND THE MERGER (PROPOSAL 1)”

•	ANNEX A — Agreement and Plan of Merger by and among ELC Holdings, ELC Acquisition and Excelligence, dated July 19, 2006

Item 8. Fairness of the Transaction.

Regulation M-A Item 1014

(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors”

•	“SPECIAL FACTORS — Opinion of Piper Jaffray & Co.”

•	“SPECIAL FACTORS — Position of Ron Elliott as to Fairness”

•	“SPECIAL FACTORS — Position of Thoma Cressey, ELC Holdings and ELC Acquisition as to Fairness”

•	“SPECIAL FACTORS — Purposes and Plans for Excelligence After the Merger”

•	ANNEX C — Fairness Opinion of Piper Jaffray & Co.

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors”

•	“SPECIAL FACTORS — Opinion of Piper Jaffray & Co.”

•	“SPECIAL FACTORS — Position of Ron Elliott as to Fairness”

•	“SPECIAL FACTORS — Position of Thoma Cressey, ELC Holdings and ELC Acquisition as to Fairness”

•	“SPECIAL FACTORS — Purposes and Plans for Excelligence After the Merger”

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•	ANNEX C — Fairness Opinion of Piper Jaffray & Co.

(c)	Approval of Security Holders. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required.

(d)	Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of the transaction.

(e)	Approval of Directors. The transaction was approved by all of the directors of Excelligence, a majority of whom were not employees of the Company.

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors”

Item 9. Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors”

•	“SPECIAL FACTORS — Opinion of Piper Jaffray & Co.”

•	ANNEX C — Fairness Opinion of Piper Jaffray & Co.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors”

•	“SPECIAL FACTORS — Opinion of Piper Jaffray & Co.”

•	ANNEX C — Fairness Opinion of Piper Jaffray & Co.

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Excelligence during its regular business hours by any interested equity security holder of Excelligence or representative who has provided Excelligence its written designation as such. A copy of the reports, opinions or appraisals will be transmitted by Excelligence to any interested equity security holder of Excelligence or representative who has provided Excelligence its written designation as such upon written request and at the expense of the requesting security holder.

Item 10. Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Source of Funds”

•	“SPECIAL FACTORS — Guaranty”

•	“SPECIAL FACTORS — Fees and Expenses of the Merger”

•	“THE MERGER AGREEMENT AND THE MERGER (PROPOSAL 1) — Termination Fees; Expense Reimbursement”

•	ANNEX A — Agreement and Plan of Merger by and among ELC Holdings, ELC Acquisition and Excelligence, dated July 19, 2006

•	ANNEX B — Guaranty Areement, dated July 19, 2006, by and between Excelligence Learning Corporation and Thoma Cressey Fund VIII, L.P.

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Source of Funds”

•	“SPECIAL FACTORS — Guaranty”

•	“SPECIAL FACTORS — Fees and Expenses of the Merger”

•	“THE MERGER AGREEMENT AND THE MERGER (PROPOSAL 1) — Termination of the Merger Agreement”

•	“THE MERGER AGREEMENT AND THE MERGER (PROPOSAL 1) — Termination Fees; Expense Reimbursement”

•	ANNEX A — Agreement and Plan of Merger by and among ELC Holdings, ELC Acquisition and Excelligence, dated July 19, 2006

•	ANNEX B — Guaranty Agreement, dated July 19, 2006, by and between Excelligence Learning Corporation and Thoma Cressey Fund VIII, L.P.

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“THE SPECIAL MEETING — Solicitation of Proxies”

•	“SPECIAL FACTORS — Certain Effects of the Merger”

•	“SPECIAL FACTORS — Source of Funds”

•	“SPECIAL FACTORS — Fees and Expenses of the Merger”

•	“THE MERGER AGREEMENT AND THE MERGER (PROPOSAL 1) — Termination Fees; Expense Reimbursement”

•	ANNEX A — Agreement and Plan of Merger by and among ELC Holdings, ELC Acquisition and Excelligence, dated July 19, 2006

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Source of Funds”

•	ANNEX A — Agreement and Plan of Merger by and among ELC Holdings, ELC Acquisition and Excelligence, dated July 19, 2006

Item 11. Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“THE SPECIAL MEETING — Voting by Directors and Executive Officers”

•	“SPECIAL FACTORS — Interests of the Certain Persons in the Merger”

•	“IMPORTANT INFORMATION ABOUT EXCELLIGENCE — Security Ownership of Certain Beneficial Owners and Management”

•	“IMPORTANT INFORMATION ABOUT EXCELLIGENCE — Transactions in Shares”

•	“IMPORTANT INFORMATION ABOUT THOMA CRESSEY, ELC HOLDINGS AND ELC ACQUISITION — Transactions in Shares”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“IMPORTANT INFORMATION ABOUT EXCELLIGENCE — Security Ownership of Certain Beneficial Owners and Management”

•	“IMPORTANT INFORMATION ABOUT EXCELLIGENCE — Transactions in Shares”

•	“IMPORTANT INFORMATION ABOUT THOMA CRESSEY, ELC HOLDINGS AND ELC ACQUISITION — Transactions in Shares”

Item 12. The Solicitation or Recommendation.

Regulation M-A Item 1012 (d) and (e)

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“THE SPECIAL MEETING — Voting by Directors and Executive Officers”

•	“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors”

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS — Voting Agreement”

•	“SPECIAL FACTORS — Voting and Rollover Agreement”

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“THE SPECIAL MEETING — Date, Time, Place and Purpose of the Special Meeting”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors”

•	“SPECIAL FACTORS — Purposes and Plans for Excelligence After the Merger”

Item 13. Financial Statements.

Regulation MA Item 1010 (a) and (b)

(a)	Financial Statements. The financial statements of Excelligence included in the Annual Report on Form 10-K for the year ended December 31, 2005 and the Quarterly Reports on Form 10-Q for the quarters ending March 31, 2006, June 30, 2006 and September 30, 2006 are incorporated herein by reference. The information set forth in the Proxy Statement under the following captions is also incorporated herein by reference:

•	“IMPORTANT INFORMATION ABOUT EXCELLIGENCE — Selected Historical Financial Data”

•	“IMPORTANT INFORMATION ABOUT EXCELLIGENCE — Market Price and Dividend Data”

(b)	Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a)	Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“THE SPECIAL MEETING — Date, Time, Place and Purpose of the Special Meeting”

•	“THE SPECIAL MEETING — Solicitation of Proxies”

•	“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors”

•	“SPECIAL FACTORS — Fees and Expenses of the Merger”

•	“IMPORTANT INFORMATION ABOUT EXCELLIGENCE — Transactions with Management and Others”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“THE SPECIAL MEETING — Date, Time, Place and Purpose of the Special Meeting”

•	“THE SPECIAL MEETING — Solicitation of Proxies”

•	“SPECIAL FACTORS — Background of the Merger”

•	“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors”

•	“SPECIAL FACTORS — Certain Effects of the Merger”

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

Item 15. Additional Information.

Regulation M-A Item 1011 (b)

(b)	Other Material Information. The information set forth in the Proxy Statement and annexes thereto filed contemporaneously herewith is incorporated in its entirety herein by reference.

Item 16. Exhibits.

Regulation M-A Item 1016(a)-(d), (f) and (g)

(a)(1)	Letter to Stockholders of Excelligence Learning Corporation, incorporated herein by reference to the Proxy Statement.

(a)(2)	Notice of Special Meeting of Stockholders of Excelligence Learning Corporation, incorporated herein by reference to the Proxy Statement.

(a)(3)	Preliminary Proxy Statement of Excelligence Learning Corporation, incorporated herein by reference to the Proxy Statement.

(a)(4)	Press release issued by Excelligence Learning Corporation, dated July 19, 2006, incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Excelligence Learning Corporation with the SEC on July 20, 2006.

(a)(5)	Letter to Employees, dated July 19, 2006, incorporated herein by reference to Form DEFA14A filed by Excelligence with the SEC on July 20, 2006.

(a)(6)	Employee FAQ sheet, dated July 28, 2006, incorporated herein by reference to Form DEFA14A filed by Excelligence with the SEC on July 31, 2006.

(b)(1)*	Commitment Letter, dated July 21, 2006, by and among Thoma Cressey, Harris, N.A and Bank of Montreal.

(c)(1)	Fairness Opinion of Piper Jaffray & Co., dated July 19, 2006, incorporated herein by reference to the Proxy Statement.

(c)(2)*	Presentation of Piper Jaffray & Co. to the Board of Directors of Excelligence Learning Corporation, dated July 19, 2006.

(c)(3)*	Presentation of Piper Jaffray & Co. to the Board of Directors of Excelligence Learning Corporation, dated June 14, 2006.

(c)(4)*	Presentation of Piper Jaffray & Co. to the Board of Directors of Excelligence Learning Corporation, dated May 23, 2006.

(c)(5)*	Presentation of Piper Jaffray & Co. to the Board of Directors of Excelligence Learning Corporation, dated April 28, 2006, as presented to the Board of Directors on May 1, 2006.

(c)(6)*	Presentation of Piper Jaffray & Co. to the Board of Directors of Excelligence Learning Corporation, dated December 14, 2005.

(d)(1)	Agreement and Plan of Merger by and among ELC Holdings Corporation, ELC Acquisition, Corporation and Excelligence Learning Corporation, dated July 19, 2006, incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Excelligence Learning Corporation with the SEC on July 25, 2006.

(d)(2)	Voting Agreement among ELC Holdings Corporation and William E. Simon & Sons Private Equity Partners, L.P. , dated July 19, 2006, incorporated herein by reference to Exhibit 4-a of SC 13D/A filed on July 21, 2006.

(d)(3)	Voting and Rollover Agreement by and among ELC Holdings Corporation and Ronald Elliott, dated July 19, 2006, incorporated herein by reference to Exhibit 99.3 of SC 13D filed on August 16, 2006.

(d)(4)	Guaranty, dated July 19, 2006, by and between Excelligence Learning Corporation and Thoma Cressey Fund VIII L.P., incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Excelligence Learning Corporation with the SEC on July 25, 2006.

(f)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to the Proxy Statement.

(g)	None.

*	Filed previously.

SIGNATURES

After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXCELLIGENCE LEARNING CORPORATION

Date: November 17, 2006		By:	/s/ Ronald Elliott
		Name:	Ronald Elliott
		Title:	Chief Executive Officer

RONALD ELLIOTT

Date: November 17, 2006	By:	/s/ Ronald Elliott
Ronald Elliott, individually

Date: November 17, 2006		THOMA CRESSEY EQUITY PARTNERS INC.

		By:	/s/ Lee M. Mitchell
		Name:	Lee M. Mitchell
		Title:	Authorized Signatory

Date: November 17, 2006		TC PARTNERS VIII, L.P.

	By:	Thoma Cressey Equity Partners Inc., its General Partner

		By:	/s/ Lee M. Mitchell
		Name:	Lee M. Mitchell
		Title:	Authorized Signatory

Date: November 17, 2006		THOMA CRESSEY FUND VIII, L.P.

	By:	TC Partners VIII L.P., its General Partner

By: Thoma Cressey Equity Partners Inc., its General Partner

		By:	/s/ Lee M. Mitchell
		Name:	Lee M. Mitchell
		Title:	Authorized Signatory

Date: November 17, 2006		ELC HOLDINGS CORPORATION

		By:	/s/ Carl D. Thoma
		Name:	Carl D. Thoma
		Title:	Authorized Signatory

Date: November 17, 2006		ELC ACQUISITION CORPORATION

		By:	/s/ Carl D. Thoma
		Name:	Carl D. Thoma
		Title:	Authorized Signatory

Date: November 17, 2006		CARL D. THOMA

	By:	/s/ Carl D. Thoma
Carl D. Thoma, individually